February 29, 2024

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington DC 20549

Attn: Jeffrey Lewis, Isaac Esquivel, Benjamin Holt and David Link

Re: Ark7 Properties Plus LLC

Post Qualification Amendment No. 5

Offering Statement on Form 1-A

Filed January 25, 2024

File No. 024-11869

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated February 20, 2024 from the staff of the Division of Corporate Finance (the "Staff") the regarding the Post Qualification Amendment No. 5 on the Offering Statement on Form 1-A of Ark7 Properties Plus LLC (the "Company"), which we have set out below, together with our responses.

Post-Qualification Amendment No. 5 filed January 25, 2024

General

  Please revise Item 4 of Part I of Form 1-A to disclose the portion of the aggregate offering price attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement.

Item 4 of Part I of Form 1-A has been updated to disclose the portion of the aggregate offering price attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement.

  We note your disclosure that the company may undertake one or more closings on a rolling basis and "intends to affect a close every 7 days." Please revise the offering circular cover page and plan of distribution to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

The cover page and the plan of distribution have been revised to indicate how long the company will take to accept or reject subscription agreements submitted by investors.

Plan of Distribution, page 17

  We note your disclosure that the company "may establish a limit on the purchase of Series Interests by particular prospective investors." Please revise to quantify any contemplated limit and specify the criteria by which such limit would be determined to apply to investors.

This section has been revised to quantify the limits that have been set for each series in the applicable series designation and specifies the criteria by which each limit is applied to investors.

Compensation of Directors and Executive Officers, page 34

  For each series offering that has closed, please revise to disclose the Asset Management Fee paid to the Asset Manager during the issuer's last completed fiscal year. Also disclose the amount of Sourcing Fees paid to the Asset Manager. Refer to Item 11 of Form 1-A.

This section has been revised to disclose the Asset Management Fee and the Sourcing Fees paid to the Asset Manager during the issuer's last completed fiscal year.

Interests of Management and Others in Certain Transactions, page 36

  For each series offering that has closed, please revise to disclose the Asset Management Fee paid to the Asset Manager during the issuer's last two completed fiscal years and the current fiscal year. Also disclose the amount of Sourcing Fees paid to the Asset Manager. Refer to Item 13 of Form 1-A.

This section has been revised to disclose the Asset Management Fee and the Sourcing Fees paid to the Asset Manager during the issuer's last completed two fiscal years.

Unaudited Pro Forma Financial Statements, page F-1

  We note that you provide pro forma financial statements for each of your series using different period end dates. Please tell us how you determined your current pro forma presentation is in accordance with Rule 11-02 of Regulation S-X or revise your presentation in an amended filing. Please note that the pro forma balance sheet should be based on the most recent balance sheet date required in the filing and pro forma income statements should be based on the most recently completed fiscal year and interim period required in the filing. Additionally, pro forma statements will ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results.

The Company has revised its pro forma financials in accordance with Rule 11-02 of Regulation S-X.

  It does not appear that you have provided pro forma financial statements for the issuer as a whole within this offering circular. Please revise your filing to include combined pro forma financial statements for the issuer in addition to each series in which a property was acquired subsequent to June 30, 2023, or advise. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

The Company has revised its pro forma financial statements to include consolidated information and the properties acquired subsequent to June 30, 2023.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ark7 Properties Plus LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Yizhen Zhao

President of Ark7 Inc.

Ark7 Properties Plus LLC